SEC Mail Processing Section

FEB 27 2009

Washington, DC
110

09058232

)MMISSION
,9

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Princeton Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 King Arthur Court, Suite D
(No. and Street)

North Brunswick, New Jersey 08902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Calabrese 732-249-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff, Trattner, & Co. P.C.
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andre J. Bakhos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Princeton Financial Group LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRINCETON FINANCIAL GROUP LLC

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2008

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Princeton Financial Group LLC

We have audited the accompanying statement of financial condition of Princeton Financial Group LLC (the Company), as of December 31, 2008, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princeton Financial Group LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co., P.C.

Garden City, New York
February 24, 2009

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	1,087
Deposit with clearing organization		107,268
Accounts receivable from clearing organization and broker-dealers		101,079
Fixed assets - net of accumulated depreciation of $84,148		1,024
Due from member		19,733
Security deposits and other assets		14,453
TOTAL ASSETS	$	244,644

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Cash overdraft	$	5,572
Accounts payable and accrued expenses		11,537
Deferred tax liability		18,835
TOTAL LIABILITIES		35,944
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		208,700
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	244,644

See Accompanying Notes and Auditors' Report.

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Income	
Commissions	$ 1,547,740
Interest, dividends, and other income	1,199
Total income	1,548,939
Officers and employee compensation, benefits and trading commissions	1,020,880
Floor brokerage and clearing fees	162,588
Administrative and general	297,679
Professional fees	28,315
Depreciation	3,819
Total expenses	1,513,281
Income before income tax expense	35,658
Income tax expense	9,636
Net Income	$ 26,022

See Accompanying Notes and Auditors' Report.

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Members' Equity
Balance - January 1, 2008	$ 182,678
Net Income	26,022
Balance - December 31, 2008	$ 208,700

See Accompanying Notes and Auditors' Report.

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities		
Net Income		$ 26,022
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 3,819	
Deferred taxes	9,636	
Change in assets and liabilities:		
Deposit with clearing organization	(1,427)	
Accounts receivable from clearing organization and broker-dealers	9,975	
Accounts payable and accrued expenses	(31,563)	
Total adjustments		(9,560)
Net Cash Provided by Operating Activities		16,462
Cash Flows From Investing Activities		
Purchase of fixed assets	(3,135)	
Net Cash Used by Investing Activities		(3,135)
Cash Flows From Financing Activities		
Cash overdraft	272	
Loan to member	(14,733)	
Net Cash Used by Financing Activities		(14,461)
NET DECREASE IN CASH		(1,134)
CASH -BEGINNING		2,221
CASH - END		$ 1,087

See Accompanying Notes and Auditors' Report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Line of Business

Princeton Financial Group LLC (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for customers. The Company is a registered broker/dealer with the Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges. The Company maintains an office in New Jersey. The Company was formed as a limited liability company in New Jersey on January 28, 1998 with an expiration date of December 31, 2050.

Revenue Recognition

The Company records its revenues in the form of commissions using the trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Property, Equipment and Depreciation

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the books and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Off-Balance Sheet Risk

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued several accounting pronouncements, including those related to "uncertainty in income taxes" and "fair value measures", which are not yet effective for the Company's financial statements. The Company has not completed evaluating the impact of these pronouncements on its financial statements, but does not believe the effects, if any, will be material.

On December 30, 2008, FASB issued FASB Staff Position FIN 48-3 which deferred the effective implementation date of FIN No. 48, "Accounting for Uncertainty in Income Taxes" and the Company has elected to defer application of FIN No. 48 to its 2009 financial statements. Accordingly, the Company continues to evaluate uncertain tax positions, if any, pursuant to existing standards, primarily SFAS No. 109, "Accounting for Income Taxes".

2. ACCOUNTS RECEIVABLE FROM CLEARING ORGANIZATION AND BROKER-DEALERS

The Company's accounts receivable balance is comprised of trading commissions from institutional customers and various foreign broker dealers.

The Company maintains brokerage accounts with a clearing organization through which all trading transactions are cleared. The receivable and all securities owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return securities in its custody.

Accounts receivable have been adjusted for all known uncollectible accounts and are stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

3. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7	$ 85,172
Less: Accumulated depreciation		84,148
Net property and equipment		$ 1,024

Depreciation expense was $3,819 in 2008.

4. COMMITMENTS AND CONTINGENCIES

The Company is obligated under various operating leases for office space and automobile. As of December 31, 2008, the future minimum lease payments under these non-cancelable leases are as follows:

Year Ended December 31,	
2009	$ 66,340
2010	60,590
2011	59,462
2012	34,686
	$ 221,078

Rent expense including maintenance charged for the year ended December 31, 2008 was approximately $73,183.

5. INCOME TAXES

The deferred income tax asset consists of the following components as of December 31, 2008:

Deferred income tax assets related to:	
Accounts payable and accrued expenses	$ 2,596
Other assets	743
Net operating loss carry-forward	570
Deferred income tax liability related to:	
Accounts receivable	(22,744)
Net deferred income tax liabilities	$ (18,835)

5. INCOME TAXES (CONTINUED)

Components of income tax expenses are as follows as of December 31, 2008:

Current income tax:	
Federal	$ -
State	-
Deferred income tax expense	
Federal	6,342
State	3,294
Income tax expense	$ 9,636

At December 31, 2008, the Company has a net operating loss carry-forward of approximately $2,500 due to expire by the tax year 2026. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the assets will not be realized. The Company has not provided a valuation allowance against the deferred tax asset as it believes that it is more likely than not that all of carry-forward will be utilized prior to expiration.

6. MAJOR CUSTOMERS

For the year ended December 31, 2008, three customers accounted for approximately 54% of the revenues of the Company. In addition, as of December 31, 2008, 50% of total receivables were due from two customers.

7. DUE FROM MEMBER

At December 31, 2008, outstanding advances to a member of the company were $19,733. The balance is due to be repaid in 2009 and is not subject to interest.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $5,000. At December 31, 2008, the Company had net capital of $158,040 which was $153,040 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .17 to 1.

PRINCETON FINANCIAL GROUP LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$	208,700
Less: Non-allowable assets		(50,660)
Net Capital	$	158,040

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$	1,754
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	153,040
Excess net capital at 1000%	$	155,409
Ratio: Aggregate indebtedness to net capital		0.17

PRINCETON FINANCIAL GROUP LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2008

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

PRINCETON FINANCIAL GROUP LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2008

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – January 01, 2008		$ 182,678
Net profit for the year ended December 31, 2008		26,022
	Total ownership equity – December 31, 2008	208,700
Less:	Non-allowable assets	(50,660)
	Audited net capital	158,040
Net capital per Focus Report Part IIA		167,676
	Difference *	$ 9,636

* Difference due to year end audit adjustment to deferred income taxes.

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

To the Members of
Princeton Financial Group LLC

In planning and performing our audit of the financial statements and supplemental schedules of Princeton Financial Group LLC (the Company), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of its members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co., P.C.

Garden City, New York
February 24, 2009